AB 3/3/06

SEC[illegible] [illegible]SSION

06003725

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YYY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSTON CORPORATE FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 LOWDER BROOK DRIVE

(No. and Street)

WESTWOOD	MA	02090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD ADAMS 781-320-3200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE, SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED APR 17 2006 THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

4/12/06

OATH OR AFFIRMATION

I, BRADFORD ADAMS ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSTON CORPORATE FINANCE, INC. , as of DECEMBER 31 , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

____

____

____

Bradford A. Adams

Signature

VICE PRESIDENT

Title

____

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTON CORPORATE FINANCE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Boston Corporate Finance, Inc.
Westwood, MA

We have audited the accompanying statement of financial condition of Boston Corporate Finance, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Corporate Finance, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry D. Liberfarb, P.C.

Norwood, Massachusetts
January 19, 2006

BOSTON CORPORATE FINANCE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$	115,907
Accounts receivable		298,488
Securities owned, not readily marketable, at estimated fair value		172,100
Property and equipment, at cost, less accumulated depreciation of $52,144		26,245
Other assets		46,843
	$	659,583

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	7,484
Deferred income taxes payable		126,947
		134,431
Stockholders' equity:		
Preferred stock, $ .01 par value, 200,000 shares authorized, 200,000 shares issued and outstanding		200,000
Common stock, no par value, 2,000,000 shares authorized, 1,197,073 shares issued and outstanding		109,971
Retained earnings		215,181
Total stockholders' equity		525,152
	$	659,583

The accompanying notes are an integral part of these financial statements.

BOSTON CORPORATE FINANCE, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2005

Revenues:	
Investment banking and consulting	$ 1,687,427
Other	3,988
	1,691,415
Expenses:	
Employee compensation and benefits	957,806
Communications and data processing	27,359
Occupancy	57,344
Other expenses	414,641
	1,457,150
Income before income taxes	234,265
Provision for income taxes	91,945
Net income	$ 142,320

The accompanying notes are an integral part of these financial statements.

BOSTON CORPORATE FINANCE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2005

	Preferred Stock	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2005	$ 200,000	$ 106,641	$ 72,861	$ 379,502
Net income			142,320	142,320
Proceeds from issuance of stock		3,330		3,330
Balance, December 31, 2005	$ 200,000	$ 109,971	$ 215,181	$ 525,152

The accompanying notes are an integral part of these financial statements

BOSTON CORPORATE FINANCE, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 142,320
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	18,559
Increase in accounts receivable	(98,991)
Increase in other assets	(16,321)
Decrease in accounts payable, accrued expenses	(11,631)
Increase in deferred income taxes payable	55,788
Total adjustments	(52,596)
Net cash provided by operating activities	89,724
Cash flows from investing activities	
Purchase of furniture and equipment	(13,931)
Cash flows from financing activities	
Proceeds from issuance of common stock	3,330
Increase in cash	79,123
Cash at January 1, 2005	36,784
Cash at December 31, 2005	$ 115,907

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Investment Banking and Consulting

Fees are earned from securities offerings in which the Company acts as an underwriter or agent, providing merger-and-acquisition advice, private placement of debt and equators, public offering planning and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities

The Company values its investments in securities for which there is no ready market, at fair value as determined by management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of circumstances in the future that cannot be reasonably determined. Because of the inherent uncertainty of valuation, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be materially higher or lower.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to income as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the accelerated method over the estimated useful lives of the assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and for net operating loss and tax credit carryforwards measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates

NOTE 2 - PROPERTY AND EQUIPMENT

Major classifications of property and equipment are as follows:

Computer equipment	$ 47,032
Furniture, fixtures and equipment	31,357
	78,389
Less: Accumulated depreciation	52,144
	$ 26,245

Depreciation expense for the fiscal year ending December 31,2005 was $18,559.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had a net capital of $108,423, which was $103,423 in excess of its required net capital of $5,000. The Company's net capital ratio was .69 to 1.

NOTE 4 - LONG TERM LEASES

Office

The Company conducts its operations from offices that are leased at $4,500 per month. The lease can be terminated by the Company on July 4, 2005, unless management decides to extend it. Rent expense for the year ended December 31, 2005 was $54,000. Future minimum lease payments for this non-cancelable operating lease at December 31, 2005 is $27,000.

Equipment

During 2005, the Company entered into a non-cancellable operating leases for equipment. The lease has monthly payments of $1,407 through November 2007. Future minimum lease payments for non-cancellable operating lease for one year or more at December 31, 2005 are as follows.

Year ended December 31,	
2006	$16,889
2007	15,481
	$32,370

NOTE 5 - INCOME TAXES

Deferred income taxes are provided for temporary differences existing in the recognition of income and expenses for tax and financial statement purposes.

Income tax expense (benefit) consisted of the following:

Taxes currently payable:	
Federal	$ 23,542
State	12,615
Total	36,157
Deferred tax expense	
Federal	44,400
State	11,388
Total	55,788
Income tax expense	$ 91,945

NOTE 6 - CONCENTRATION OF CREFIT RISK

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 7 - ADDITIONAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 36,764

BOSTON CORPORATE FINANCE, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2005

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Board of Directors of
Boston Corporate Finance, Inc.
Westwood, MA

We have audited the accompanying financial statements of Boston Corporate Finance, Inc. for the year ended December 31, 2005, and have issued our report thereon dated January 19, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry D. Liberfarb, P.C.

Norwood, Massachusetts
January 19, 2006

SCHEDULE I

BOSTON CORPORATE FINANCE, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS:		
Accounts payable, accrued expenses	$ 7,484	
TOTAL AGGREGATE INDEBTEDNESS	$ 7,484	
NET CAPITAL		
Preferred stock		$ 200,000
Common stock		109,971
Retained earnings		215,181
		$ 525,152
ADJUSTMENTS TO NET CAPITAL		
Deferred income taxes relating to accounts receivable		126,947
Accounts receivable		(298,488)
Property and equipment		(26,245)
Other assets		(46,843)
Haircuts		(172,100)
Net Capital, as defined		$ 108,423
NET CAPITAL REQUIREMENT		5,000
NET CAPITAL		$ 103,423
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		6.90%
Reconciliation with Company's computation of net capital		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 108,422
Net audit adjustments		(8,782)
Decrease in non-allowables and haircuts		8,783
Net Capital per above		$ 108,423

SCHEDULE II

BOSTON CORPORATE FINANCE, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

Boston Corporate Finance, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Boston Corporate Finance, Inc.

In planning and performing our audit of the financial statements of Boston Corporate Finance, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 19, 2006